06003393

ITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BB 3/7

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

## FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-52501

AB 3/13

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

FIRM ID. NO.

Nelent Capital, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

PROCESSED
JUN 08 2006
THOMSON
FINANCIAL

121 South 13th Street
(No. and Street)

Lincoln (City) | Nebraska (State) | 68508 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Melcher (402) 323-1194
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name – if individual, state last, first, middle name)*

KPMG LLP

| (ADDRESS) Number and Street | City | State | Zip Code |
|---|---|---|---|
| 233 South 13th Street, Suite 1600 | Lincoln | Nebraska | 68508 |

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, Chad B. Melcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UFS Securities, L.L.C. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Name
Title Managing Director FINOP

01/27/04
Notary Public

GENERAL NOTARY-State of Nebraska
MEGAN K. HILL
My Comm. Exp. March 25, 2007

This report ** contains (check all applicable boxes):

| | | |
|---|---|---|
| X | (a) | Facing Page |
| X | (b) | Statement of Financial Condition |
| X | (c) | Statement of Income |
| X | (d) | Statement of Cash Flows |
| X | (e) | Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors N/A – Company has no such liabilities. |
| X | (g) | Computation of Net Capital |
| | (h) | Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 N/A |
| X | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3 |
| | (j) | A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 N/A |
| | | Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act N/A |
| | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation N/A – These are not consolidated financial statements. |
| X | (l) | An Oath or Affirmation |
| | (m) | A Copy of the SIPC Supplemental Report N/A |
| | (n) | A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit N/A |
| X | (o) | Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 |

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG



# NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Financial Statements and Schedule

(With Independent Auditors' Report Thereon)

December 31, 2005 and 2004

KPMG

**KPMG LLP**
Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

# Independent Auditors' Report

The Members
Nelnet Capital, L.L.C. and Subsidiary:

We have audited the accompanying consolidated statements of financial condition of Nelnet Capital, L.L.C. and subsidiary (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, members' equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nelnet Capital, L.L.C. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Lincoln, Nebraska
January 30, 2006

## NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2005 and 2004

| **Assets** | | **2005** | **2004** |
|---|---|---|---|
| Cash and cash equivalents | $ | 7,004,543 | 4,543,736 |
| Restricted cash—required balance accounts | | 103,887 | 103,084 |
| Prepaid expenses and other receivables | | 265,283 | 408,397 |
| Furniture and equipment, at cost, less accumulated depreciation of $2,622 in 2005 and $15,852 in 2004 | | 1,653 | 8,161 |
| Total assets | $ | 7,375,366 | 5,063,378 |
| **Liabilities and Members' Equity** | | | |
| Liabilities: | | | |
| Accounts payable and accrued expenses | $ | 477,626 | 349,990 |
| Members' equity: | | | |
| Contributed capital | | 550,000 | 550,000 |
| Retained earnings | | 6,347,740 | 4,163,388 |
| Total members' equity | | 6,897,740 | 4,713,388 |
| Commitments | | | |
| Total liabilities and members' equity | $ | 7,375,366 | 5,063,378 |

See accompanying notes to consolidated financial statements.

## NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2005 and 2004

| | | 2005 | 2004 |
|---|---|---|---|
| Revenues: | | | |
| Co-manager fee income | $ | 1,338,746 | 2,895,093 |
| Commissions, net of commissions incurred of $1,673,411 in 2005 and $1,538,851 in 2004 | | 944,404 | 612,152 |
| Placement fee income | | 923,225 | 706,818 |
| Investment advisory fees | | 348,779 | 255,543 |
| Interest income | | 176,753 | 36,589 |
| Underwriting fees | | 100,000 | — |
| Other revenue | | 4,213 | 2,546 |
| Total revenues | | 3,836,120 | 4,508,741 |
| Expenses: | | | |
| Employee compensation and benefits | | 723,864 | 792,771 |
| General and administration | | 612,097 | 425,100 |
| Professional services | | 56,417 | 13,598 |
| Consulting fees | | 47,900 | 41,683 |
| Interest expense | | 33,082 | — |
| Licenses and registration | | 14,612 | 3,747 |
| Communications and data processing | | 9,488 | 7,959 |
| Occupancy | | 4,308 | 14,862 |
| Total expenses | | 1,501,768 | 1,299,720 |
| Net income | $ | 2,334,352 | 3,209,021 |

See accompanying notes to consolidated financial statements.

## NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statements of Members' Equity

Years ended December 31, 2005 and 2004

| | | Contributed capital | Retained earnings | Members' equity |
|---|---|---|---|---|
| Balance at December 31, 2003 | $ | 550,000 | 1,994,367 | 2,544,367 |
| Net income | | — | 3,209,021 | 3,209,021 |
| Dividends paid | | — | (1,040,000) | (1,040,000) |
| Balance at December 31, 2004 | | 550,000 | 4,163,388 | 4,713,388 |
| Net income | | — | 2,334,352 | 2,334,352 |
| Dividends paid | | — | (150,000) | (150,000) |
| Balance at December 31, 2005 | $ | 550,000 | 6,347,740 | 6,897,740 |

See accompanying notes to consolidated financial statements.

## NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2005 and 2004

| | | 2005 | 2004 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ | 2,334,352 | 3,209,021 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | | 1,554 | 4,063 |
| Loss on sale of furniture and equipment | | 1,438 | — |
| Decrease in operating assets: | | | |
| Prepaid expenses and other receivables | | 143,114 | 165,794 |
| Increase in operating liabilities: | | | |
| Accounts payable and accrued expenses | | 127,636 | 108,270 |
| Net cash provided by operating activities | | 2,608,094 | 3,487,148 |
| Cash flows from investing activities: | | | |
| Restricted cash—required balance accounts | | (803) | (432) |
| Proceeds from sale of furniture and equipment | | 3,516 | (1,868) |
| Net cash provided by (used in) investing activities | | 2,713 | (2,300) |
| Cash used in financing activities: | | | |
| Dividends paid | | (150,000) | (1,040,000) |
| Net increase in cash and cash equivalents | | 2,460,807 | 2,444,848 |
| Cash and cash equivalents at beginning of year | | 4,543,736 | 2,098,888 |
| Cash and cash equivalents at end of year | $ | 7,004,543 | 4,543,736 |

See accompanying notes to consolidated financial statements.

## (1) Organization and Nature of Business

Nelnet Capital, L.L.C. and subsidiary (the Company) is a broker-dealer registered under the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers (NASD). The registration is necessary for the Company to conduct its investment brokerage activities. The Company holds no customer accounts.

## (2) Summary of Significant Accounting Policies

### *(a) Securities Transactions*

Marketable securities are valued at quoted market value. The resulting difference between cost and market value is included in income. Realized gains and losses are determined using the specific-identification method.

### *(b) Commissions*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### *(c) Investment Advisory Fees*

Investment advisory fees are recognized as earned over the term of the contract.

### *(d) Underwriting Fees*

Underwriting fees arise from security offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized at the time the underwriting is completed and the income is determinable.

### *(e) Co-manager Fee Income*

The Company acts as co-manager on certain asset backed security transactions. Co-manager fees are recognized when earned.

### *(f) Furniture and Equipment*

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the assets.

### *(g) Consolidation*

Included in the consolidated financial statements is Shockley Financial Corp. (SFC), a wholly owned subsidiary of Nelnet Capital, L.L.C. SFC is not included in the Company's focus report.

### *(h) Income Taxes*

In accordance with the limited liability company filing status, all income of Nelnet Capital, L.L.C. is taxable at the member's level. Due to the Company being a 100% subsidiary of Nelnet, Inc., it is considered a disregarded entity for income tax purposes and its taxable income will be reported by Nelnet, Inc.



(Continued)

SFC is a C Corporation and is subject to tax liability at the corporate level. SFC became a member of the Nelnet, Inc. and subsidiaries consolidated income tax group as a result of the transaction described above on the date of the purchase. There are currently no deferred income tax items related to this entity.

*(i) Statements of Cash Flows*

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as highly liquid investments purchased with a maturity of three months or less.

*(j) Use of Estimates*

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results could differ from those estimates.

## (3) Related Party Transactions

Substantially all noninterest income is derived from transactions with parties related through common ownership. During 2005 and 2004, the Company paid related parties approximately $36,000 and $34,000, respectively, for payroll costs. Rent expense paid to related parties totaled approximately $3,000 and $12,000 in 2005 and 2004, respectively. Miscellaneous fees and commissions paid to related parties approximated $152,000 and $134,000 in 2005 and 2004, respectively. In addition, the Company had a receivable from related parties of approximately $33,000 and $16,000 and a payable to related parties of approximately $13,000 and $11,000 at December 31, 2005 and 2004, respectively.

## (4) Regulatory Matters

*(a) Focus Report*

The Company's members' equity, as reported in the consolidated financial statements, is equal to that reported in the schedule accompanying the consolidated financial statements and the Form X-17A-5, Parts II and IIA.

The Company's cash and cash equivalents, as reported in the consolidated financial statements, includes approximately $6,141,000, which is invested in money market funds and asset backed securities. These are reported as other securities on the Company's Focus Report.

*(b) Net Capital Requirement*

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1). Because the Company holds no customer accounts, rule 15c3-1 requires the Company to maintain minimum net capital of $250,000. At December 31, 2005, the Company had net capital, as defined and as adjusted, of $6,026,520.

KPMG LLP
Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

# Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
Nelnet Capital, L.L.C. and Subsidiary:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Nelnet Capital, L.L.C. and subsidiary (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in: (1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Lincoln, Nebraska
January 30, 2006

Schedule

# NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Computation of Net Capital

December 31, 2005

| | | |
|---|---|---|
| Total members' equity (from consolidated statement of financial condition) | $ | 6,897,740 |
| Deduct members' equity not allowable for net capital | | — |
| Total members' equity qualified for net capital | | 6,897,740 |
| Deduct nonallowable assets: | | |
| Prepaid expenses, other receivables, and other assets | | 746,750 |
| Furniture and equipment, net | | 1,653 |
| | | 748,403 |
| Net capital before haircuts on securities positions | | 6,149,337 |
| Haircuts on securities (computed pursuant to rule 15c3-1) | | 122,817 |
| Net capital | $ | 6,026,520 |

## Computation of Basic Net Capital Requirement

| | | |
|---|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 21,451 |
| Minimum dollar net capital requirement of reporting broker or dealer | | 250,000 |
| Net capital requirement | | 250,000 |
| Excess net capital | | 5,776,520 |
| Excess net capital at 1000% | | 5,994,343 |

## Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| Total liabilities to be included in computation of aggregate indebtedness | $ | 321,769 |
| Deduct adjustments based on deposits in Special Reserve Bank accounts (Rule 15c3-1(c)(1)(vii)) | | — |
| Total aggregate indebtedness | $ | 321,769 |
| Ratio of aggregate indebtedness to net capital | | 5% |

Nelnet Capital, L.L.C. and subsidiary claims exemption under rule 15c3-3(k)(1).

See accompanying independent auditors' report on internal accounting control required by Securities and Exchange Commission rule 17a-5.